UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WebMediaBrands Inc.
(Name of Issuer)

Common Stock; $.01 par value
(Title of Class of Securities)

94770W100
(CUSIP Number)

May 11, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)
________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36106P101

1. Names of Reporting Persons. Justin L. Smith
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,553,231
6. Shared Voting Power 0
7. Sole Dispositive Power 2,553,231
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,553,231
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable ☐
11. Percent of Class Represented by Amount in Row (9) 6%
12. Type of Reporting Person IN

CUSIP No. 36106P101

Item 1(a)	Name of Issuer

WebMediaBrands Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

50 Washington Street, Suite 912, Norwalk, Connecticut 06854

Item 2(a)	Name of Person Filing

Justin L. Smith

Item 2(b)	Address of Principal Business Office, or if none, Residence

2328 Williams Street, Palo Alto, California 94306

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

94770W100

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

2,553,231

(b)	Percent of class:

6%

(c)	Number of shares as to which such person has:

The Reporting Person has sole and shared voting and dispositive power of 2,553,231 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 36106P101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 2, 2011

/s/ JUSTIN L. SMITH Signature Justin L. Smith Name